Amendment No. 1 to
                                                            SEC File No. 70-9351

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM U-l
                                   APPLICATION
                                      UNDER

             THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 ("Act")

                                GPU, INC. ("GPU")
                                -----------------
                               300 Madison Avenue
                          Morristown, New Jersey 07962

               (Name of company filing this statement and address
                         of principal executive offices)

                                GPU, INC. ("GPU")
          (Name of top registered holding company parent of applicant)

M. A. Nalewako, Secretary               Douglas E. Davidson, Esq.
Michael J. Connolly, Esq.,              Berlack, Israels & Liberman LLP
Assistant General Counsel               120 West 45th Street
GPU Service, Inc.                       New York, New York  10036
300 Madison Avenue
Morristown, New Jersey 07962


                 (Names and addresses of agents for service)

      GPU, Inc. hereby amends its Application on Form U-1, docketed in SEC File No. 70-9351, as follows:
      1. By amending paragraph J(5) of Item 1 to read in its entirety as follows:
      5. Exchange of Shares for Rights. At any time after any person or group becomes an Acquiring Person and before any other person (other than GPU and certain related entities), together with its affiliates and associates, becomes the beneficial owner of 50% or more of the outstanding shares of Common Stock, the Board may direct the exchange of shares of Common Stock for all or any part of the Rights (other than Rights which have become void) at the exchange rate of the lesser of (i) three shares of Common Stock per Right, as adjusted, and (ii) a pro rata portion of the total number of shares then available for issuance.


      2. By completing Item 2 thereof to read in its entirety as follows:
      ITEM 2.  FEES, COMMISSIONS AND EXPENSES.
            GPU estimates that the fees, commissions and expenses to be incurred in connection with the proposed transactions will be as follows:

            Legal Fees:
                  Berlack, Israels, & Liberman LLP          $ 15,000
                  Ballard Spahr Andrews & Ingersoll, LLP $ 1,500 Fried, Frank, Harris, Shriver &
                  Jacobson                                  $ 35,000

            Rights Agent Fees                               $  2,500
            Miscellaneous                                   $  5,500
                                                             -------
            Total                                           $ 59,500

      3. By filing the following exhibits in Item 6 thereof:


                  F-1      -  Opinion of Berlack, Israels & Liberman LLP

                  F-2      -  Opinion   of  Ballard   Spahr   Andrews  &
                                 Ingersoll, LLP

                  H        -  GPU Actual and Pro Forma Capitalization.


















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



                               SIGNATURE

      PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANIES HAVE DULY CAUSED THIS AMENDMENT TO BE SIGNED ON THEIR BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.
                              GPU, INC.

                              By:
                                   ---------------------------------
                                        T. G. Howson,
                                        Vice President and Treasurer

Dated:   October 16, 1998




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